Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-138144
October 30, 2006
     Canadian Solar Inc., or Canadian Solar, has filed a registration statement on Form F-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Canadian Solar has filed with the SEC for more complete information about Canadian Solar and this offering. You may get these documents and other documents Canadian Solar has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Canadian Solar, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611 (Deutsche Bank Securities) or 1-888-603-5847 (Lehman Brothers).
     On October 30, 2006, Canadian Solar will amend the “Recent Developments” section of the prospectus to include certain financial information which has been derived from its unaudited consolidated financial statements for the three months ended September 30, 2006. The unaudited consolidated financial information has been prepared on the same basis as Canadian Solar’s audited consolidated financial statements contained elsewhere in the prospectus. Previously, pending the completion of the review of the financial statements for the three months ended September 30, 2006, Canadian Solar had provided in the prospectus an estimate of its preliminary unaudited financial results for the three months ended September 30, 2006, which were neither audited nor reviewed.
Recent Developments section, as amended in its entirety:
RECENT DEVELOPMENTS
     The following presents certain financial information which has been derived from our unaudited consolidated financial statements for the three months ended September 30, 2006. You should read the following in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the period presented.
     For the three months ended September 30, 2006:
•	net revenues were $17.8 million;

•	cost of revenues were $13.0 million;

•	gross profit was $4.8 million;

•	total operating expenses were $4.0 million;

•	share-based compensation expenses for options and restricted shares granted to our personnel were included in our cost of revenues and operating expenses as follows: $72,499, $0.9 million, $1.9 million and $38,042 for cost of revenues, selling expenses, general and administrative expenses and research and development expenses, respectively;
•	income tax expense was $312,997;

•	net income was $238,722; and

•	earnings per share (basic and diluted) were $0.011 with 20,970,000 common shares used in the calculation.
     Net revenues for the three months ended September 30, 2006 increased 3.2% from the prior quarter ended June 30, 2006 and 292.9% from the quarter ended September 30, 2005. We achieved these results following a strong quarter ended June 30, 2006, in which net revenues increased 96.2% from the prior quarter ended March 31, 2006.